April 6, 2006	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com
Via U.S. Mail And Facsimile Susan Block Attorney-Advisor U.S. Securities and Exchange Commission Washington, D.C. 20549

Re:	Goal Capital Funding, LLC

Registration Statement on Form S-3

Filed February 24, 2006

File No. 333-132039

Goal Capital Funding, LLC (the “Registrant”) has requested us to respond to the Commission staff’s comment letter dated March 23, 2006 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on February 24, 2006.

The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the staff’s comments, which are re-typed below. Please note that the page references refer to the marked copy of the prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.

Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed  above.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Response

The Registrant and its affiliated issuing entities, Higher Education Funding I and Goal Capital Funding Trust, have been timely with Exchange Act reporting during the past twelve months. Higher Education Funding I, CIK No. 0001312060, and Goal Capital Funding Trust, CIK No. 0001336278, are the only entities previously established by the Registrant or an affiliate of the Registrant that have offered a class of asset backed securities involving the same class.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response

We confirm that we plan to file the finalized agreements under cover of form 8-K prior to or at the time of each final prospectus, or that all the material terms will have been disclosed in the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we plan to file unqualified legal and tax opinions at the time of each takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Response

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown, and that the registration statement is complete except for information that is not known or reasonably available.

5.	Please tell us whether the depositor or any of its affiliates will be involved in the reset or marketing of the securities. If so, you will need to register the remarketing transactions. Please also refer to Section 15.01 of Reg. AB Telephone Interpretations. In your response, please tell us about the consultation with the administrator in regards to the reset rate notes.

Response

The depositor and its affiliates will perform a consultative role only in any reset or remarketing of the securities, such as choosing a remarketing agent without controlling the agent’s remarketing actions. The remarketing agents, in consultation with the administrator, will determine the proposed terms of the remarketing, including the interest rate mode (i.e. index rate or fixed rate), the currency denomination and the next reset date and reset period, as described under “Description of the Notes—The Reset Rate Notes” on pages S-46 through S-52 of the form of prospectus supplement.

6.	We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Response

The first page of each Appendix (pages A-1 and B-1) has been revised to include a statement that the appendix is an integral part of the prospectus and is incorporated in the prospectus. The section “About This Prospectus” on page ii of the prospectus has also been revised to include a statement that Appendix A and Appendix B are incorporated into the prospectus.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Prospectus Supplement

General

7.	We could not locate disclosure pursuant to Item 1109 with respect to the Delaware Trustee. Please revise in an appropriate section or advise.

Response

The prospectus supplement has been revised to include a description of the Delaware Trustee, including a placeholder for applicable Item 1109 information. Please see page S-33.

Cover Page

8.	Please revise to identify the distribution frequency and first expected distribution date. Please refer to Item 1102(g) of Regulation AB. We note the disclosure regarding receipts of principal and “certain other payments.” Does this include interest payments?

Response

The third bullet point indicates that the distributions will be quarterly and will begin on a date to be identified in each takedown. We have revised the bullet point to clarify that distribution of interest payments will be made quarterly.

9.	Please revise to identify the asset types being securitized. For instance, we note from your base prospectus that the asset pool may consist of student loans originated under FFELP. Furthermore, we also note that the asset pool may include consolidation loans.

Response

We have revised the cover of the form prospectus supplement to identify each category of student loan types that may be included in the asset pool, all of which are originated under the FFELP program.

Table of Contents, page iii

10.	Please expand your table of contents to delineate each of the various subsections in the prospectus supplement and/or base prospectus to assist investors in locating the relevent disclosure on the offered securities. For example, we note you include a number of cross-references to subsections in the summary; however, the subsections are not listed in the table of contents. Please revise accordingly.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Response

We have revised the table of contents as requested.

Summary of Terms, page S-1

11.	Please provide disclosure in the summary for the support provided by each of the contemplated credit enhancements that are listed on the cover page.

Response

We have revised the cover page to eliminate the cash capitalization account mentioned as a contemplated credit enhancement. We have added sections describing “Overcollateralization” and “Subordination” on page S-8. The summary section describes each of the remaining credit enhancements or derivative instruments listed on the cover.

[The Prefunding Account], page S-11

12.	We note that you may use a prefunding period. Please disclose that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account. Also please revise your bracketed language to provide form of disclosure of the information required by Item 1103(a)(5) of Regulation AB in the summary, as applicable.

Response

We have revised the summary section on page S-11 as requested.

[Revolving Period], page S-11

13.	We note that you may use a revolving period. Please disclose that any revolving period will comply with Item 1101(c)(3)(iii) of Regulation AB, including that the period will not extend for more than three years from the date of issuance. Also please revise your bracketed language to provide form of disclosure of the information required by Item 1103(a)(5) in the summary, as applicable.

Response

We have revised the summary section on page S-12 as requested.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Flow of Funds, page S-13

14.	If the reset rate notes and the remarketing of them would affect the flow of funds, please revise to incorporate into your flowchart on S-14 or advise.

Response

We have revised the flow of funds chart on page S-15 by adding placeholder items at priorities 2nd and 16th to address the likely effect of the remarketing of the reset rate notes as requested.

[Issuance of Additional Notes], page S-15

15.	We note that you may issue additional notes secured by the same assets. Please tell us on a supplemental basis how you anticipate this will operate. Please confirm that the additional issuances contemplated at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws. We may have further comment once we review your response.

Response

We have revised the “Issuance of Additional Notes” section on page S-16 of the form prospectus supplement and the corresponding section on page 55 of the base prospectus to indicate that additional issuances of notes secured by the same assets would be subordinate to the outstanding notes (no additional parity notes secured by the same assets may be issued) and would not adversely affect the existing notes. The additional securities either will be registered or will be sold in a transaction exempt from the federal securities laws.

Servicing and Administration, page S-15

16.	Please revise this section to summarize the amount or formula for calculating the fee that the administrator will receive.

Response

We have revised the section as requested. See page S-16.

[Interest Rate Cap Derivative Agreement], page S-16

17.	Please revise your form of disclosure to identify the counterparty. Similarly revise the bracketed form of disclosure for other derivative agreements you contemplate on pages S-16 and S-17. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Response

We have revised each of the sections “Interest Rate Cap Derivative Agreement,” “LIBOR Note Derivative Product Agreement,” “Interest Rate Swap Agreements” and “Currency Swap Agreements” on pages S-17 and S-18 to include the identities of the derivative counterparties, as requested.

18.	Please provide in the summary a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities, here or in an appropriate section of the summary. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response

As requested, we have added a section on “Subordination,” which describes how losses will be allocated, to page S-8.

Servicing History and Experience, page S-32

19.	Please delete your second paragraph that appears in brackets. Please note that a disclaimer of liability for material information provided by the issuer or any of their affiliates is not appropriate. We also note similar disclaimers that appear on pages S-41, S-58 and S-62. Similarly revise throughout.

Response

We have made the deletions as requested. See pages S-32, S-42, S-60 and S-63.

Information Relating to the Guarantee Agencies, page S-41

20.	Please revise to disclose the loss rate for guarantee agencies. Please refer to Item 1114 Instruction 4.b.v. of Regulation AB.

Response

As requested, we have added as a placeholder a section disclosing the loss rates for guarantee agencies. See page S-44.

Base Prospectus

The Notes, page v

21.	We note that the interest rate may be “by reference to another index described in a prospectus supplement.” Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Response

We confirm that “another index” is intended to refer to an index of interest rates for debt and not another type of index and have revised the related disclosure. Please see “The Notes” on page 2 of the prospectus.

Redemption Provisions, page vi

22.	If any of these redemption provisions are available upon the discretion of the holder of the securities, please provide us your analysis under Rule 3a-7 of the Investment Company Act of 1940.

Response

These redemption provisions are not available at the discretion of the holders of the securities.

Credit and Cash Flow, page viii

23.	Please revise to clarify that the derivative product agreements will be limited to interest rate and currency swaps or tell us how the other products will meet the definition of asset-backed security.

Response

We have revised to clarify that the derivative product agreements will be limited to interest rate and currency swaps or interest rate caps by eliminating the reference to basis swaps from this section. See page 5.

Servicing and Administration, page 13

24.	Please also confirm that you will identify any other material servicer. Refer to Item 1108(a)(2)(iv) of Regulation AB.

Response

We confirm that the related prospectus supplement will identify any other material servicer. We have revised the base prospectus on page 19 to indicate that the prospectus supplement with identify any other material servicer.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Changes in Auction Period, page 17

25.	We note that you may change the length of the auction period. We also note you must consent to changes in the auction period. Please tell us why you are involved in these determinations instead of, or in addition to the broker dealers.

Response

As disclosed on page 24 in “Changes in Auction Period” and “Changes in the Auction Date,” the Administrator may consent to changes in the auction period or the auction date to the extent necessary to conform with the then-current market practice with respect to similar securities or to accommodate economic and financial factors that may affect or be relevant to the length of the auction period or the auction date, as the case may be. It is not intended that the administrator will have control over auction procedures or discretion to change the auction procedures, but is rather intended to enable changes in market practice after the issuance date to be accommodated.

Acquisition Fund; Purchase of Student Loans, page 40

26.	Please refer to the third bullet point on page 41. Please revise to clarify what you mean by “serial loans,” here or in an appropriate place in the prospectus.

Response

We have revised the bullet point on page 47 to explain the meaning of “serial loans” as requested.

Additional Notes, page 48

27.	We note your disclosure here that the trust may enter into any derivative product or swap agreement it deems necessary or desirable. Please revise to clarify that the derivative swap agreements will be limited to interest rate or currency swaps or tell us how any other anticipated swaps will meet the definition for asset-backed securities.

Response

We have revised the “Additional Notes” section on page 55 to clarify that a trust may only enter into interest rate and currency derivative agreements.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Sale of Student Loans Held in Trust Estate, page 50

28.	Please revise to briefly describe the “limited circumstances described in the indenture.” Also, please briefly describe the “administrative purposes” in which a trust may substitute another student loan.

Response

We have revised “Sale of Student Loans Held in Trust Estate” on pages 56 and 57 of the base prospectus as requested to describe the “limited circumstances described in the indenture.” We have deleted the reference to “administrative purposes.”

Description of Credit Enhancement and Derivative Products, page 59 Credit Enhancement, page 59

29.	We note that the disclosure in the second full paragraph on page 59 indicates that credit enhancement may cover more than one series of notes. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancements included in one trust fund to act as credit enhancement for a separate trust.

Response

We have revised the disclosure on page 66 to delete the sentence in question. We confirm that we do not intend to use any assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

30.	Please provide disclosure here, or provide bracketed language in the prospectus supplement, to indicate that the financial information for a credit enhancement provider will be provided if the entity is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

Response

We have revised the “Credit Enhancement” section on page S-58 of the prospectus supplement to add the requested bracketed language.

Derivative Products; Derivative Payments, page 60

31.	Please revise to delete your reference to “other yield supplement agreements or similar yield maintenance arrangements.” If you want to add additional types of derivative agreements, we suggest doing so in a post-effective amendment with full disclosure of each type. Alternatively, please expand your disclosure to list and describe the other types of derivative products you contemplate.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

Response

We have revised the “Derivative Products; Derivative Payments” section on page 67 to delete the language referenced above, as requested.

32.	Please explain to us what you mean by “basis swaps.” In your response, please tell us how it meets the definition of an asset-backed security.

Response

We have revised the language on page 67 to delete the reference to “basis swaps.”

Relationships Among Financing Participants, page 72

33.	Please revise to describe if so, and how, these entities are affiliated. Please revise the heading to indicate it is describing affiliations. Refer to Item 1119 of Regulation AB.

Response

We have revised the heading on page 81 as requested.

Signature Page

34.	Please revise the signature page. The registration statement should be signed by the depositor’s principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor’s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

Response

The signature page has been revised as requested.

Exhibits

35.	When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Response

We have filed as exhibits to the amended registration statement forms of the loan purchase agreement, the indenture, the servicing agreement, the administration agreement and the trust agreement. It is not anticipated that a pooling and servicing agreement will be used in the transactions contemplated by the registration statement. The filed exhibits will not be marked because they will be new agreements, rather than updates or amendments to previously filed agreements.

Mayer, Brown, Rowe & Maw LLP

April 6, 2006

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701-7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie A. Gillespie
Julie A. Gillespie

Cc:	Rolaine S. Bancroft
Securities and Exchange Commission